[redacted]

PROCESSED
JUL 14 2008
THOMSON REUTERS

SECURITIES AND EXCHANGE COMMISSION 08032079
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~35606~~ 37689

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/07 (MM/DD/YY) AND ENDING 04/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rhodes Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

306 West Seventh Street, Suite 1000
(No. and Street)

Fort Worth	Texas	76102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
JUN 27 2008
Washington, DC
100

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jim G. Rhodes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rhodes Securities, Inc., as of April 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARILYN RUTH ZEHNTNER
Notary Public, State of Texas
My Commission Expires
January 26, 2011

Signature

President/CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RHODES SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED APRIL 30, 2008

RHODES SECURITIES, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Rhodes Securities, Inc.

We have audited the accompanying statement of financial condition of Rhodes Securities, Inc., as of April 30, 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rhodes Securities, Inc., as of April 30, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
June 25, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

RHODES SECURITIES, INC.
Statement of Financial Condition
April 30, 2008

ASSETS

Cash and cash equivalents	$ 263,341
Certificate of deposit	100,000
Securities owned	350,000
Receivable from brokers and dealers	533,739
Property and equipment, at cost, net of accumulated depreciation of $64,740	114,012
Other assets	96,436
	$ 1,457,528

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 575,119
Deferred lease incentives	16,355
Income taxes payable-current	199,664
Deferred income taxes	192
	791,330
Stockholders' Equity	
Preferred stock, no par value, 5,000,000 shares authorized, no shares of Series 1 issued or outstanding. Redeemable at discretion of Company for $1 per share; dividends paid at discretion of Board of Directors	--
Common stock, no par value, 10,000,000 shares authorized, 99,000 shares issued, 90,000 shares outstanding, and 9,000 shares held in treasury	21,000
Additional paid-in capital	33,100
Less: Treasury stock, at cost	(76,401)
Retained earnings	688,499
Total stockholders' equity	666,198
	$ 1,457,528

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.

Statement of Income

For the Year Ended April 30, 2008

Revenues:	
Commissions	$ 5,038,218
Margin interest	610,955
Interest income	161,035
Realized gain on sale of investment	2,965
Change in unrealized appreciation (depreciation) of investment	(2,308)
Other	164,822
	5,975,687
Expenses:	
Commissions paid registered representatives	3,952,930
Compensation of officers and employees	751,066
Commissions and clearance paid all other brokers	330,726
Communications	44,479
Occupancy and equipment costs	90,375
Promotional costs	46,091
Losses in error account and bad debts	8,668
Regulatory fees and expenses	70,011
Other	51,223
	5,345,569
Net income before income taxes	630,118
Provision for income taxes	227,365
Net income	$ 402,753

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended April 30, 2008

	Preferred Stock	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balance, April 30, 2007	$ --	$ 21,000	$ 33,100	$ (26,401)	$ 285,746	$ 313,445
Purchase of treasury stock				(50,000)		(50,000)
Net income					402,753	402,753
Balance, April 30, 2008	$ --	$ 21,000	$ 33,100	$ (76,401)	$ 688,499	$ 666,198

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended April 30, 2008

Balance, April 30, 2007	$	--
Additions		--
Retirements		--
Balance, April 30, 2008	$	--

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.
Statement of Cash Flows
For the Year Ended April 30, 2008

Cash flows from operating activities	
Net income	$ 402,753
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	29,733
Realized gain on securities	(2,965)
Unrealized appreciation (depreciation) of securities	2,308
Rent allowance amortization	(4,237)
Deferred income tax benefit	134
Changes in operating assets and liabilities:	
Increase in receivable from brokers and dealers	(21,039)
Increase in other assets	(46,697)
Decrease in accounts payable and accrued expenses	(209,305)
Increase in income taxes payable	176,118
Net cash provided by operating activities	326,803
Cash flows from investing activities	
Purchase of property and equipment	(34,424)
Purchase of securities	(400,000)
Sale of securities	68,565
Net cash used by investing activities	(365,859)
Cash flows from financing activities	
Purchase of treasury stock	(50,000)
Net cash used by financing activities	(50,000)
Net decrease in cash and cash equivalents	(89,056)
Beginning cash and cash equivalents	352,397
Ending cash and cash equivalents	$ 263,341
Supplemental Disclosures	
Cash paid for:	
Income taxes	$ 53,932

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Rhodes Securities, Inc. ("the Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The exemptive provisions provide that all the funds and securities belonging to customers are handled by a clearing broker-dealer. The Company's main office is located in Ft. Worth, Texas and a branch office is located in Oklahoma City, Oklahoma. Additionally, the Company has several offsite representatives located throughout its market area.

For purposes of reporting cash flows, cash and cash equivalents include interest bearing accounts and highly liquid debt instruments purchased with a maturity of three months or less.

Securities transactions (and related commission revenue and expense) are recorded on a trade date basis. Receivable from brokers and dealers is with the Company's clearing broker-dealer which is located in Richmond, Virginia.

Securities owned consist of investment grade auction-rate securities with an active resale market that generally can be readily converted into cash to fund current operations, or satisfy other cash requirements as needed. The Company's auction-rate securities have an underlying component of a municipal bond mutual fund. These securities mature on a shorter term than the underlying instruments based on an auction bid that resets the interest rate of the security. The auction or interest rate reset dates occur at intervals that are generally every 7 days. All auction rate securities are bought and sold at par value.

The liquidity of auction rate securities decreased significantly in February 2008 amid weak investor demand. The Company believes par value is still equivalent to fair market value as it has been able to liquidate certain positions at par value since February 2008, normal interest payments are continuing, and remaining positions are expected to be liquidated at par value in the near term.

Property and equipment are recorded at cost and consist of furniture, office equipment and leasehold improvements. Depreciation and amortization are computed using the straight-line method over estimated useful lives of 5 to 7 years for furniture and equipment and over the lease term of 5 years for leasehold improvements.

Note 1 - Summary of Significant Accounting Policies, continued

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At April 30, 2008, the Company had net capital of approximately $423,047 and net capital requirements of $51,678. The Company's ratio of aggregate indebtedness to net capital was 1.83 to 1. The SEC permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Concentration Risk

The Company maintained cash balances in excess of federally insured limits of $100,000 at April 30, 2008, and at various times during the year then ended.

Note 5 - Property and Equipment

Property and equipment at April 30, 2008 consists of the following:

Furniture	$ 40,971
Equipment	53,680
Leasehold improvements	84,101
	178,752
Less accumulated depreciation	(64,740)
	$ 114,012

Depreciation expense aggregated $29,733 in 2008.

Note 6 - Income Taxes

The provision for income taxes consists of the following:

Current tax expense	$ 227,231
Deferred tax expense	134
Total tax expense	$ 227,365
Deferred income tax assets (liabilities):	
Accrued liabilities (phantom stock)	$ 11,475
Net property and equipment	(11,667)
	$ (192)

Deferred income taxes are primarily due to differences in the basis of property and equipment, and in phantom stock award liabilities between financial and income tax reporting. Expected income tax expense from applying statutory rates to net income before income taxes differs from actual income tax expense because of permanent differences related to club dues, and meals and entertainment.

Note 7 - Defined Contribution Plan

The Company has a qualified 401(k) and profit sharing plan which covers all employees meeting certain eligibility requirements. Employees may contribute as much as 20% of their compensation up to a maximum of $15,500 to the plan. The

Note 7 - Defined Contribution Plan, continued

Company may make matching 401(k) contributions or profit sharing contributions at its sole discretion. Total plan costs aggregated $66,714 for the year ended April 30, 2008.

Note 8 - Commitments and Contingencies

The Company is required to indemnify its clearing broker-dealer if a customer fails to settle a securities transaction, according to its clearing agreement. This activity may expose the Company to off balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Management was neither aware, nor had it been notified of any potential indemnification loss at April 30, 2008.

The Company leases office facilities and equipment under noncancelable operating leases. The office facilities agreement requires the Company to pay its pro rata share of certain operating expenses in excess of a specified amount. Future minimum commitments are as follows:

Year Ending April 30,	
2009	$ 66,628
2010	70,009
2011	64,175
	$ 200,812

The office lease also contains incentives aggregating $28,861 that are being amortized as reduction of rent expense on a straight-line basis over the life of the lease. Rent expense was approximately $65,000 for the year ended April 30, 2008.

The Company granted an officer/employee 10,000 phantom shares of its common stock under a Phantom Stock Ownership Agreement ("the Agreement"), effective August 31, 2006. The Agreement provides such employee a means to participate in any appreciation in value of the Company without the employee holding any direct or indirect ownership interest in the Company. The Company agrees to pay the employee an amount equal to the difference in the value of the phantom shares at the end of the calendar quarter immediately before a triggering event and the value of the phantom shares set forth in the Agreement ($66,250). A triggering event is

Note 8 - Commitments and Contingencies, continued

defined as the employee's termination from service (other than for cause), a change in control of the Company, or the employee's disability.

The difference between the fair value of phantom shares and the value of the phantom shares set forth in the Agreement is $33,750 and is reflected in accrued liabilities in the accompanying financial statements. No triggering events have occurred through June 25, 2008.

Note 9 - Related Party Transactions

Effective May 1, 2007, investment advisory fees earned are being reported as revenue of Rhodes Investment Advisors, Inc. ("RIA"), an investment advisor registered with the SEC. The Company also provides general and administrative support to RIA under an expense sharing agreement. Expenses allocated and billed to RIA aggregated $160,268 for the year ended April 30, 2008 and have been reported as reductions of various expenses in the statement of income. An unsecured, non-interest bearing receivable from RIA aggregating $21,386 at April 30, 2008 is included in other assets in the accompanying statement of financial condition.

Supplemental Information

Pursuant to Rule 17A-5

of the Securities Exchange Act of 1934

as of

April 30, 2008

Schedule I

RHODES SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of April 30, 2008

Computation of Net Capital

Total ownership equity qualified for net capital		$ 666,198
Deductions and/or charges		
Non-allowable assets:		
Property and equipment	$ 114,012	
Other assets	96,436	(210,448)
Other deductions and/or charges		
Excess deductible on fidelity bond		(4,000)
Other additions and/or credits		
Deferred lease incentive securing leasehold improvements	16,355	
Deferred income taxes	192	16,547
Net capital before haircuts on securities positions		468,297
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Auction-rate securities		45,250
Net capital		$ 423,047

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable and accrued liabilities	$ 575,119
Income taxes payable	199,664
Total aggregate indebtedness	$ 774,783

Schedule I (continued)

RHODES SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of April 30, 2008

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 51,678
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 51,678
Net capital in excess of minimum required	$ 371,369
Excess net capital at 1000%	$ 345,569
Ratio: Aggregate indebtedness to net capital	1.83 to 1

Reconciliation with Company's Computation

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital per the Company's Unaudited FOCUS IIA, April 30, 2008	$ 417,795
Decrease in equity	(2,542)
Decrease in non-allowable receivables	17,658
Increase in deferred income taxes	134
Increase in haircuts	(9,998)
Net capital per report pursuant to Rule 17a-5(d), April 30, 2008	$ 423,047

Schedule II

RHODES SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of April 30, 2008

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: First Clearing, LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended April 30, 2008

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Members
Rhodes Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Rhodes Securities, Inc. (the "Company"), as of and for the year ended April 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
June 25, 2008

END